Filed by GCM Grosvenor Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CF Finance Acquisition Corp.
Commission File No.: 001-38759

PRESS RELEASE

Pamela Bentley to Join GCM Grosvenor

Experienced Finance Executive Will Become Chief Financial Officer of GCM Grosvenor on January 1, 2021

CHICAGO, August 27, 2020 – GCM Grosvenor, a global alternative asset management firm, announced today that Pamela Bentley will join the firm as Managing Director of Finance in October and assume the role of Chief Financial Officer effective January 1, 2021. Ms. Bentley will be responsible for managing the financial functions of the firm including overseeing activities related to corporate and fund accounting, treasury and cash management, financial planning and reporting, tax, and operational due diligence while also playing a vital role in GCM Grosvenor’s strategic initiatives. She will report to Jon Levin, President of GCM Grosvenor.

Ms. Bentley brings more than 25 years of financial and accounting experience to GCM Grosvenor. She joins GCM Grosvenor after 15 years with The Carlyle Group, a publicly traded global investment firm, where in her most recent role she served as the Chief Accounting Officer and Managing Director. She previously held senior finance roles at Transaction Network Services, Inc. and prior to that worked for Arthur Andersen.

“We are incredibly excited to welcome a talented financial executive like Pam,” said Levin. “We believe she will help to ensure that we continue to provide a strong value proposition to our clients while also driving best in class processes as a public company. Pam brings deep industry, financial and public accounting experience, as well as strategic acumen, and we look forward to welcoming her to our team.”

“I am excited to join the GCM Grosvenor team at such an exciting moment in the firm’s history,” said Ms. Bentley. “In addition to further cementing GCM’s reputation as one of the world’s leading alternative asset management firms, I believe GCM’s public company status will create value for all of the firm’s stakeholders. I look forward to working closely with my new partners to build upon the solid foundation they have put in place and help to accelerate the current momentum the firm is enjoying.”

Ms. Bentley earned her B.B.A. from the University of Michigan’s Ross School of Business. She is a Certified Public Accountant and is also a member of the American Institute of Certified Public Accountants.

About GCM Grosvenor

GCM Grosvenor is a global alternative asset management solutions provider with approximately $57 billion in assets under management across private equity, infrastructure, real estate, credit, and absolute return investment strategies. The firm is in its 50th year of operation and is dedicated to delivering value for clients in the growing alternative investment asset classes.

GCM Grosvenor’s experienced team of 485 professionals serves a global client base of institutional and high net worth investors. The firm is headquartered in Chicago, with offices in New York, Los Angeles, London, Tokyo, Hong Kong, and Seoul.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between GCM Grosvenor and CF Finance Acquisition Corp. (“CFAC”), including statements regarding the benefits of the transaction. These forward-looking statements generally are identified by the words “will,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “may” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including the risks and uncertainties described in the “Risk Factors” section of the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by GCM Grosvenor and CFAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that either GCM Grosvenor or CFAC will achieve its expectations.

Additional Information and Where to Find It

This press release relates to the proposed transaction between GCM Grosvenor and CFAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. GCM Grosvenor Inc. has filed a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFAC stockholders. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

Additional information and a recording of management commentary regarding this transaction can be accessed through the Cantor Fitzgerald website at: www.cantor.com/our-business/affiliates.

Participants in Solicitation

CFAC and GCM Grosvenor Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFAC’s stockholders in connection with the proposed transaction. Information about CFAC’s directors and executive officers and their ownership of CFAC’s securities is set forth in the S-4 registration statement filed by GCM Grosvenor, and the joint proxy statement/prospectus included therein. You may obtain free copies of these documents as described in the preceding paragraph.

SOURCE: GCM Grosvenor

Media Contact
Tom Johnson and Will Braun
Abernathy MacGregor
tbj@abmac.com / whb@abmac.com
212-371-5999